Exhibit 99

November 6, 2000

Hershey to Acquire Nabisco's Intense and Breath Freshener Mints and Gum Businesses

Hershey Foods Corporation (NYSE: HSY), the leading North American confectionery company, has entered into an agreement with Nabisco, Inc. to acquire Nabisco's intense and breath freshener mints and gum businesses, which had 1999 sales of approximately $270 million.

Under the agreement, Hershey will pay $135 million to acquire the businesses, including Ice Breakers and Breath Savers Cool Blasts intense mints, Breath Savers mints, and Ice Breakers, Care*free, Stick*free, Bubble Yum and Fruit Stripe gums. Also included in the purchase is Nabisco's gum-manufacturing plant in Las Piedras, Puerto Rico.

The purchase of these businesses by Hershey is conditional upon consummation of the acquisition of Nabisco Holdings Corp. by Philip Morris Companies Inc. (which is subject to Federal Trade Commission approval) and FTC approval of the sale of these businesses to Hershey, as well as other customary closing conditions. The parties expect to complete the transaction by the end of the year. Following completion, the newly acquired businesses are expected to be immediately accretive to Hershey's earnings per share.

"We are excited about the acquisition of these brands from Nabisco," said Kenneth L. Wolfe, Chairman and Chief Executive Officer, Hershey Foods Corporation. "Ice Breakers and Cool Blasts have great consumer appeal and are strong players in the fast-growing mini- and full-size intense mint product lines. The gum brands are well-established players covering the breath-freshening, adult and kid/teen product lines and will make nice additions to our existing Rain Blo and Super Bubble brands."

Hershey Foods Corporation is the leading North American manufacturer of quality chocolate and non-chocolate confectionery and chocolate-related grocery products and has a variety of international operations.

CONTACT: John C. Long, 717-534-7631, or Financial, James A. Edris, 717-534-7556, both of Hershey Foods.